Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of Shareholders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company’s attorney – Doron, Tikotzky, Kantor, Gutman Nass, Amit Gross and Co., at B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on November 1, 2020 at 2:00 p.m. Israel Standard Time or at any postponement or adjournment thereof.

The Annual Meeting is being called for the following purposes:

1.	To re-elect Dr. Shai Yarkoni, Abraham Nahmias and David Braun to serve as directors until the next Annual Meeting of the Company and the compensation of the director nominee David Braun in accordance with the Israeli Companies Law. The vote shall be made separately for each director;

2.	To approve a grant of options to purchase 97,736 ADSs representing 9,773,600 ordinary shares of the Company to Dr. Shai Yarkoni, the Company’s Chief Executive Officer;

3.	To approve a grant of options to purchase 19,544 ADSs representing 1,954,400 ordinary shares of the Company to Abraham Nahmias, the Company’s Chairman of the Board of Directors;

4.	To approve a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company to David Braun, a director of the Company;

5.	To re-appoint Brightman, Almagor Zohar & Co., A Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2020; and

6.	To present the financial statements of the Company for the fiscal year ended December 31, 2019.

7.	To elect Yali Sheffi as an external director for a three-year term commencing on the date of his election at the extraordinary meeting and to approve his compensation (fee and options grant).
8.

Subject to the approval of Yali Sheffi’s election, to approve a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company to the elected external director, Jonathan Burgin.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders and American Depositary Share (the “ADSs”) holders of record at the close of business on September 27, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Meeting. Shareholders and ADS holders are asked to vote on proposals 1 through 5 (inclusive).

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange who vote their ordinary shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their ordinary shares either in person or by proxy must deliver the Company, no later than four hours prior to the scheduled date of the Annual Meeting, an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760 - 2000, as amended.

ADS holders should return their proxies by the date set forth on their voting instruction card.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the extraordinary meeting date (i.e., October 22, 2020).

If you are a beneficial owner of ordinary shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Annual Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law of 1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Abraham Nahmias
Chairman of the Board of Directors

October 13, 2020

CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 1, 2020

This Proxy Statement is furnished to our holders of ordinary shares, without par value, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) for the Annual General Meeting (the “Annual Meeting”) of Shareholders of Cellect Biotechnology Ltd. to be held on November 1, 2020 at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, Nass, Amit Gross and Co., at B.S.R. 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel or at any adjournments thereof. The Annual Meeting shall be held at 2:00 p.m., Israel Standard Time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Cellect”, “we”, “us”, “our” and the “Company” to refer to Cellect Biotechnology Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Annual Meeting will be as follows:

Proposal No. 1

To re-elect Dr. Shai Yarkoni, Abraham Nahmias and David Braun to serve as directors until the next Annual Meeting of the Company and the compensation of the director nominee David Braun in accordance with the Israeli Companies Law. The vote shall be made separately for each director;

Proposal No. 2

To approve a grant of options to purchase 97,736 ADSs representing 9,773,600 ordinary shares of the Company to Dr. Shai Yarkoni, the Company’s Chief Executive Officer;

Proposal No. 3

To approve a grant of options to purchase 19,544 ADSs representing 1,954,400 ordinary shares of the Company to Abraham Nahmias, the Company’s Chairman of the Board of Directors;

Proposal No. 4

To approve a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company to David Braun, a director of the Company;

Proposal No. 5

To re-appoint Brightman, Almagor Zohar & Co., A Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2020; and

Proposal No. 6

To present the financial statements of the Company for the fiscal year ended December 31, 2019.

Proposal No. 7

To elect Yali Sheffi as an external director for a three-year term commencing on the date of his election at the extraordinary meeting and to approve his compensation (fee and options grant).

Proposal No. 8

Subject to the approval of Yali Sheffi’s election, to approve a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company to the Company’s elected external director, Jonathan Burgin.

We currently are unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” Proposals No. 1 through 5 (inclusive).

Who Can Vote

Only shareholders and ADS holders of record at the close of business on September 27, 2020 (the “Record Date”), are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement.

How You Can Vote

You can vote your ordinary shares by attending the Annual Meeting. If you do not plan to attend the Annual Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.sec.gov.

Please follow the instructions on the applicable proxy card.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that it is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting, or if you attend the Annual Meeting in person.

If voting by mail, you must sign and date an applicable proxy card in the form filed by us on www.sec.gov, so that it is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting, and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the record date, and return the applicable proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on www.sec.gov.

If you choose to attend the Annual Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least four hours prior to the Annual Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Annual Meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed or made available to shareholders and ADS holders on or about September 25, 2020. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Annual Meeting date (i.e., October 22, 2020).

Quorum

At the close of business on September 24, 2020, we had outstanding 390,949,079 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,641,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Annual Meeting. Abstentions are counted as ordinary shares present for the purpose of determining a quorum.

Under our Articles of Association, the Annual Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 33% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposal

The approval of Proposals 1a, 1b, 1c, 3 through 5 and 8 are subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting.

The approval of Proposal 2 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders who are neither (a) “controlling shareholders” nor (b) having a “personal interest” in the approval of the Company’s Compensation Policy; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The approval of Proposal 7 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the extraordinary meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders who are neither (a) “controlling shareholders” nor (b) having a “personal interest” in the approval of the nomination, other than personal interest which is not as a result of the holder’s connection to the controlling shareholders; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) above does not exceed 2% of the Company’s outstanding voting power.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of September 24, 2020, the Company does not have a controlling shareholder.

The Company’s Compensation policy is approved in accordance with the Companies Law once every three years and only the Company’s officers and directors, third parties who may receive compensations according to it and the controlling shareholders may have personal interest in its approval.

You are required to indicate whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the as provided above. If you fail to indicate so on the proxy card, your vote shall not be counted.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you do not mark one of the boxes, your vote shall not be counted.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law), the directors of the Company shall be elected at the Annual Meeting and shall serve in their office until the next Annual Meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Companies Law, all director nominees, Dr. Shai Yarkoni, Abraham Nahmias and David Braun declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the nominees is provided below.

Dr. Shai Yarkoni co-founded our subsidiary, Cellect Biotherapeutics, in 2011, and has served as our Chief Executive Officer and a director since 2013 and acts as a director since 2018. In 2018 Dr. Yarkoni founded and act as a chairman of Treebute - an Artificial Intelligence company focused on dissemination of scientific data and of our subsidiary since inception. Dr. Yarkoni has over 20 years of clinical and management experience in the biopharmaceutical industry. Dr. Yarkoni is a founder of SNE, an Israeli technology transfer company established in 2013. Since 1999, Dr. Yarkoni has also been the Chief Executive Officer and Chairman of GASR Biotechnology, a life science consulting firm. From 2009 until 2013, Dr. Yarkoni served as Chief Executive Officer and a director of BioNegev, an international innovation centre for biotechnology and life sciences in the Negev region. Prior to that he served as Chief Executive Officer of Target-In Ltd., a developer of therapeutic recombinant proteins for cancer treatment and as Chief Technology Officer and Vice President R&D of Collgard Biopharmaceutical, a tissue therapeutics company, Before moving to Biotechnology industry, Dr. Yarkoni was an attending OB/GYN specialist practicing for approximately thirteen years, and an instructor at the Sacler medical school in TA university. Dr. Yarkoni holds an M.D and Ph.D from the Hadassah Medical School, Jerusalem, Israel, and is a board-certified OB/GYN. Dr. Yarkoni is the author of over 60 scientific papers and inventor of approximately 20 patents.

Abraham Nahmias has served as a member of our Board of Directors since July 2014. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the Board of Directors of several private and public companies including Rotshtein Real Estate (TASE: ROTS), Orad Ltd., Allium Medical Ltd. (TASE: ALMD), Nano Dimension Ltd. (NASDAQ: NNDM) and Eviation Aircraft Ltd. (OTC: EVTNF). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

David Braun is Global Head of Medical Devices and Connected Health Business Solutions for Merck HealthCare. David is an executive leader with 20 years of experience in R&D, Operations, business management and transformation working in Europe, USA and Asia, in small startups and large multinational companies. Through his career David gained significant experience managing strategic projects, designing winning organizations, leading and coaching cross functional teams bringing innovative products from ideation to launch, defining and implementing wining strategies. Before joining Merck, David served as Head of EMEA Operations and Global R&D of the Technology Business unit at Newell Brands, a Fortune 500 company, where he led engineering teams and manufacturing sites on three continents. Prior to that, he worked as Vice President of R&D and Operations at Biosafe SA a medical device company developing and launching products in the field of stem cell banking, bioprocessing and cellular therapies. David also held various senior roles in the aerospace and high-tech industry. David participated in Executive Leadership and General Management programs at the Harvard Business School and at IMD. He holds an engineering and MSc degree in applied physics.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to elect Dr. Shai Yarkoni, Abraham Nahmias and David Braun to serve as directors of the Company until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included herein.

PROPOSAL 2

APPROVAL OF A GRANT OF OPTIONS TO DR. SHAI YARKONI

Dr. Shai Yarkoni, the Company’s CEO, co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as the CEO and a member of our Board of Directors since inception. See Proposal 1 for details regarding Dr. Shai Yarkoni’s professional experience and background.

Our compensation committee and Board of Directors determined to grant Dr. Yarkoni options to purchase 97,736 ADSs representing 9,773,600 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be USD 2.631, and (ii) the options shall vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme. In addition, upon termination of Dr. Yarkoni’s Employment with the Company, the options shall be exercisable for an additional period of 12 months as of the date of termination.

The proposed compensation of Mr. Yarkoni set forth above is in line with the Compensation Policy.

Under the Israeli Companies Law, the approval of a compensation of our Chief Executive Officer requires the approval of the compensation committee, the board of directors and the shareholders, in that order.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the grant of options to purchase 97,736 ADSs to Dr. Shai Yarkoni, the Company’s Chief Executive Officer, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

APPROVAL OF A GRANT OF OPTIONS TO ABRAHAM NAHMIAS

Abraham Nahmias, the Company’s chairman of the Board of Directors, is a member of our Board of Directors since July 2014 and serves as the Chairman of our Board of Directors since January 2020. See Proposal 1 for details regarding Abraham Nahmias’ professional experience and background.

Our compensation committee and Board of Directors determined to grant Mr. Nahmias options to purchase 19,544 ADSs representing 1,954,400 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be USD2.631, and (ii) the options shall vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme. In addition, upon termination of Mr. Nahmias’ Employment with the Company, the options shall be exercisable for an additional period of 12 months as of the date of termination.

The proposed compensation of Mr. Nahmias set forth above is in line with the Compensation Policy.

Under the Israeli Companies Law, the approval of a compensation of a director of the Company (including the chairman) requires the approval of the compensation committee, the board of directors and the shareholders, in that order.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the grant of options to purchase 19,544 ADSs to Mr. Abraham Nahmias, the Company’s Chairman of the Board of Directors, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

APPROVAL OF A GRANT OF OPTIONS TO DAVID BRAUN

David Braun, is a member of our Board of Directors since December 2017. See Proposal 1 for details regarding David Braun’s professional experience and background.

Our compensation committee and Board of Directors determined to grant Mr. Braun options to purchase 9,772 ADSs representing 977,200 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be USD 2.631, and (ii) the options shall vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme. In addition, upon termination of Mr. Braun’s Employment with the Company, the options shall be exercisable for an additional period of 12 months as of the date of termination.

The proposed compensation of Mr. Braun set forth above is in line with the Compensation Policy.

Under the Israeli Companies Law, the approval of a compensation of a director of the Company (including the chairman) requires the approval of the compensation committee, the board of directors and the shareholders, in that order.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the grant of options to purchase 9,772 ADSs to Mr. David Braun, a member of the Company’s Board of Directors, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee and Board of Directors recommend that the Company’s shareholders re-appoint Brightman, Almagor Zohar & Co., A Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and authorize the Company’s board of directors to determine its compensation for the fiscal year ending December 31, 2020.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-appoint Brightman, Almagor Zohar & Co., A Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2020.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 6

PRESENTATION OF 2019 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2019 is available on can be viewed on U.S. Securities and Exchange Commission website at https://www.sec.gov. The contents of the foregoing website is not part of this proxy.

At the Annual Meeting, the Company will present and review the audited consolidated financial statements for the year ended December 31, 2019 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

PROPOSAL 7

ELECTION OF EXTERNAL DIRECTOR

In accordance with the Israeli Companies Law and the relevant regulations, the Company must have at least two external directors who meet the statutory requirements of independence. As of October 8, 2020, only Jonathan Burgin, who were elected on October 25, 2018 serves as an external director of the Company. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of the Company’s audit committee and as the chair of the compensation committee), and at least one external director must serve on each other committee of the Company’s board of directors. If elected as an external director, Yali Sheffi will become a member of the Company’s audit committee and compensation committee.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Biographical information concerning Mr. Sheffi is set forth below.

Yali Sheffi has served as a member of the board, and a member of its Audit, Strategic, Technology & innovation, Compensation and Credit committees of Israel Discount Bank LTD. from 2010 to 2019 and a member of the board of Keshet Broadcasting LTD from 2013 to 2017 and Extell Limited, a Real Estate company in NY from 2014 to 2016. From 2005 to 2009 Mr. Sheffi served as the CEO of The Phonix Insurance Co. (3-4 largest insurance group in Israel) and prior to that Mr. Sheffi served 27 years as a CPA practitioner (21 years as partner and 6 years as Managing Partner of Deloitte in Israel), 4 years as an Elected member of The Institute of CPAs in Israel and 6 years in The Israeli Accounting standards Committee. Mr. Sheffi holds a B.A. degree in Economics and complementary studies (statistics and math), Hebrew University, Jerusalem and a B.A. degree in Accountancy from Tel Aviv University, and has had a C.P.A. license since 1982.

Director’s Fee

On October 8, 2020, the Company’s Compensation Committee and the board of directors, have respectively approved compensation fees to Mr. Sheffi in accordance with “permanent” regulatory rates payable to External Directors for companies similarly classified based on their shareholding equity, under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as may from time to time be amended.

In addition, Mr. Sheffi shall be entitled, subject to his election as a director, to a grant of 9,772 ADSs representing 977,200 ordinary shares. The options will be issued under the following terms: (i) the exercise price per option shall be USD 2.165, and (ii) the options shall vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme. In addition, upon termination of Mr. Sheffi’s Employment with the Company, the options shall be exercisable for an additional period of 12 months as of the date of termination.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the election of Yali Sheffi as an external director of the Company, to serve for a three-year term commencing on the date of his election at the extraordinary meeting, including his remuneration and grant of options, as set forth in the Proxy Statement.”

PROPOSAL 8

APPROVAL OF A GRANT OF OPTIONS TO JUNATHAN BURGIN

Subject to the approval of Yali Sheffi’s election (Proposal 7 above), to approve a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company to the Company’s elected external director, Jonathan Burgin.

Jonathan Burgin is a member of our Board of Directors since October 25, 2018.

Biographical information about the external director grantee is provided below.

Jonathan Burgin has served as a member of our board of directors since October 2018. Mr. Burgin has served as the Chief Financial Officer of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCancell Ltd.) between June 2011 and June 2012, was Anchiano’s Chief Executive Officer from June 2012 through October 2016, and has served as Anchiano’s Chief Financial Officer and Chief Operating Officer since October 2016. Mr. Burgin was Chief Financial Officer of Radcom Ltd. (Nasdaq: RDCM), a service assurance provider, from 2006 to 2011, and was Chief Financial Officer of XTL Biopharmaceuticals Ltd. (TASE: XTL, Nasdaq: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was Chief Financial Officer of YLR Capital Markets Ltd., a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, CPA (Israel), the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in accounting and economics from Tel Aviv University and is certified in Israel as a Certified Public Accountant.

Our compensation committee and Board of Directors determined to grant Jonathan Burgin and options to purchase 9,772 ADSs representing 977,200 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be USD 2.165, and (ii) the options shall vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme. In addition, upon termination of their tenure with the Company, the options shall be exercisable for an additional period of 12 months as of the date of termination.

The proposed compensation of the external director grantees set forth above is in line with the Compensation Policy.

Under the Israeli Companies Law, the approval of a compensation of a director of the Company (including the chairman) requires the approval of the compensation committee, the board of directors and the shareholders, in that order.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, Subject to the approval of Yali Sheffi’s election (Proposal 7), to approve the grant of options to purchase 9,772 ADSs to Jonathan Burgin, an external director of the Company, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

* * * * * *

Your vote is important! Shareholders and ADS holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. Shareholders and ADS holders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Annual Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760-2000. Such shareholders and ADS holders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 23 Hata’as Street, Kfar Saba, Israel 44425 so that they are received by the Company no less than four hours prior to the date designated for the Annual Meeting.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 25, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 25, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.
Abraham Nahmias
Chairman of the Board of Directors